UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64112K106

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Mark Global Corporation

Attention: Kenges Rakishev

c/o Trident Trust Company (BVI) Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

44-797-7777-667

With a copy to:

Robert I. Wexler, Esq.

Greenberg Traurig, LLP

200 Park Avenue

Florham Park, New Jersey 07932

(973) 360-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64112K106	Page 2 of 10

(1)	Name of reporting person: Kenges Rakishev
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Kazakhstan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,333,334 (see Item 5)
	(8)	Shared voting power 200,000,000 (see Item 5)
	(9)	Sole dispositive power 13,333,334 (see Item 5)
	(10)	Shared dispositive power 200,000,000 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 213,333,334
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 28.0%
(14)	Type of reporting person HC; IN

SCHEDULE 13D

CUSIP No. 64112K106	Page 3 of 10

(1)	Name of reporting person: Mark Global Corporation
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5)
	(8)	Shared voting power 200,000,000 (see Item 5)
	(9)	Sole dispositive power 0 (see Item 5)
	(10)	Shared dispositive power 200,000,000 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 200,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 26.2%
(14)	Type of reporting person CO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 South Miami Avenue, Miami, Florida 33130.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Statement are Mark Global Corporation, a company organized under the laws of the British Virgin Islands (“Mark Global”), and Kenges Rakishev (“Mr. Rakishev”) (collectively, the “Reporting Persons”). Mr. Rakishev is the sole shareholder of Mark Global. In such capacity, Mr. Rakishev exercises voting and investment power over the shares of Common Stock held by Mark Global. The agreement (the “Joint Filing Agreement”) between the Reporting Persons to file this Statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

(b) The business address of Mark Global is c/o Trident Trust Company (BVI) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The business address of Mr. Rakishev is c/o SAT & Company, 241 Mukanova Street, Almaty 050008, Republic of Kazakhstan.

(c) Mark Global is a privately held company and investment vehicle; and Mr. Rakishev is a citizen of the Republic of Kazakhstan, the Chairman of SAT & Company and the sole shareholder of Mark Global. The business address of SAT & Company is 241 Mukanova Street, Almaty 050008, Republic of Kazakhstan.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mark Global is a company organized under the laws of the British Virgin Islands. Mr. Rakishev is a citizen of the Republic of Kazakhstan.

The name, business address, present principal occupation or employment and citizenship of each director of Mark Global are set forth on Schedule I hereto and are incorporated herein by reference. Mark Global currently does not have any executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All funds used to purchase the securities of the Issuer reported in Item 5 of this Statement on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates. The aggregate amount of consideration paid for the securities reported in Item 5 of this Statement was $32,000,000.10, which consisted of (i) $17,000,000.10 in cash and (ii) the discharge and cancellation by Mark Global of a convertible note made by TGR Capital, LLC (“TGR Capital”) in favor of Mark Global having an aggregate original principal amount of $15,000,000 (the “TGR Convertible Note”).

ITEM 4. PURPOSE OF TRANSACTION

In connection with a private placement of securities by the Issuer (as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2012 to which reference is hereby made), Mr. Rakishev entered into a Subscription Agreement, dated February 23, 2012, with the Issuer (the “Subscription Agreement”), pursuant to which, among other things, Mr. Rakishev agreed to purchase 13,333,334 shares of Common Stock from the Issuer for an aggregate consideration of $2,000,000.10 on the terms and conditions contained therein. The Subscription Agreement contained customary terms and conditions. The Subscription Agreement also contained provisions pursuant to which (i) the Issuer granted Mr. Rakishev the right to participate in any equity-based financing of the Issuer and (ii) the Issuer and its subsidiaries are restricted from engaging in certain types of variable rate transactions, in each case of clauses (i) and (ii) above, so long as Mr. Rakishev and his affiliates beneficially own (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) greater than 5% of the Common Stock. The closing of the transactions contemplated by the Subscription Agreement occurred on March 2, 2012.

On April 19, 2012, the Issuer and Mr. Rakishev entered into that certain First Amendment to the Subscription Agreement (the “Amendment”) (as described in the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2012 to which reference is hereby made), pursuant to which, among other things, the right of Mr. Rakishev to participate in any equity-based financing of the Issuer as described above was deleted from the Subscription Agreement in its entirety.

Mark Global also entered into an Exchange and Stock Purchase Agreement, dated February 24, 2012 (the “Exchange and Stock Purchase Agreement”), with TGR Capital and Mike Zoi (“Mr. Zoi”), pursuant to which, among other things, Mark Global agreed to purchase 200,000,000 shares of Common Stock from TGR Capital on the terms and conditions contained therein. The aggregate consideration paid by Mark Global for the shares of Common Stock was $30,000,000, consisting of (i) $15,000,000 in cash and (ii) the discharge and cancellation by Mark Global of the TGR Convertible Note. The Exchange and Stock Purchase Agreement contained customary terms and conditions. The closing of the transactions contemplated by the Exchange and Stock Purchase Agreement occurred on April 20, 2012.

On February 24, 2012, each of the Reporting Persons, TGR Capital, Mr. Zoi, MZ Capital, LLC, a Delaware limited liability company (“MZ Delaware”), MZ Capital, LLC, a Florida limited liability company (“MZ Florida”), Enerfund, LLC (“Enerfund”, and together with TGR Capital, Mr. Zoi, MZ Delaware and MZ Florida, the “Other Shareholder Parties”), and the Issuer entered into that certain Shareholder Rights Agreement.

Pursuant to Section 6.13 of the Shareholder Rights Agreement, it was not effective until 12:01 a.m. (New York time) on the first business day immediately following the date on which Mark Global, together with its affiliates, had beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 10% of the Common Stock. Accordingly, the Shareholder Rights Agreement became effective on 12:01 a.m. (New York time) on April 23, 2012.

Each of the Reporting Persons and the Other Shareholder Parties agreed to cause the Board of Directors of the Issuer to be comprised of not less than four and not more than eight directors. For so long as TGR Capital, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 5% of the Common Stock, TGR Capital is entitled to nominate one director. For so long as Mark Global, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 5% of the Common Stock, Mark Global is entitled to nominate one director. TGR Capital and Mark Global are also entitled to nominate two independent directors mutually acceptable to TGR Capital and Mark Global. Each of the Reporting Persons and the Other Shareholder Parties agreed to take all Necessary Action (as defined in the Shareholder Rights Agreement) to implement the foregoing. Solely for purposes of Section 3.1 of the Shareholder Rights Agreement, and in order to secure the performance of each shareholder’s obligations under such section, (i) Mark Global irrevocably appointed TGR Capital and (ii) each of TGR Capital, MZ Delaware, MZ Florida and Enerfund irrevocably appointed Mark Global, the durable attorney-in-fact and lawful proxy of such shareholder(s) (with full power of substitution) to vote or provide a written consent with respect to its shares of Common Stock if, and only in the event that, such shareholder fails to take any Necessary Action in accordance with the terms of Section 3.1 of the Shareholder Rights Agreement.

For so long as Mark Global, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 10% of the Common Stock, the Reporting Persons and the Other Shareholder Parties agreed to cause Mark Global’s director nominee to be a member of any compensation committee, nominating committee and audit committee that the Board of Directors of the Issuer may establish, in each case, to the extent such directors are permitted to serve on such committees under applicable SEC rules. In addition, the Issuer agreed to obtain customary director and officer indemnity insurance and the Reporting Persons and the Other Shareholder Parties agreed to cause the Issuer’s bylaws to be amended, in a manner acceptable to Mark Global, to provide mandatory indemnification and advancement of expenses for directors of the Issuer (as described in the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2012 to which reference is hereby made).

Upon demand, the Issuer agreed to register from time to time with the SEC for resale (i) all shares of Common Stock from time to time owned by the Reporting Persons or any other person or entity controlled by Mr. Rakishev, and (ii) all shares of Common Stock from time to time owned by TGR Capital, Mr. Zoi or any other person or entity controlled by Mr. Zoi. The Issuer also granted piggyback registration rights with respect to all of such shares.

Mark Global and Mr. Rakishev have “tag-along” rights with respect to certain transfers of Common Stock by TGR Capital, Mr. Zoi or their respective permitted transferees. These “tag-along” rights terminate upon the earlier of the date on which (i) TGR Capital or its permitted transferees cease to hold collectively 15% of the Common Stock and (ii) Mark Global, Mr. Rakishev or their respective permitted transferees cease to hold collectively 5% of the Common Stock.

The Shareholder Rights Agreement will terminate after each of Mark Global, TGR Capital and their respective affiliates have transferred all shares of Common Stock owned by them to an unrelated third party. In addition, the terms of Article III (relating to the election of directors) and/or Article V (relating to Mark Global’s “tag-along” rights) of the Shareholder Rights Agreement may be terminated at any time and from time to time upon the written request of Mark Global.

On April 24, 2012, in accordance with the terms of the Shareholder Rights Agreement, Mark Global delivered a notice (the “Nomination Notice”) informing the Other Shareholder Parties that Mark Global has nominated Mr. Rakishev to the Board of Directors of the Issuer and requesting that the Other Shareholder Parties take all Necessary Action to cause Mr. Rakishev to be elected to the Board of Directors of the Issuer, including, without limitation, causing (i) Section 4.02 of the bylaws of the Issuer to be amended and restated in the form attached to the Nomination Notice, (ii) the current number of directors of the Issuer to be fixed at 5 and then immediately increasing the number of directors of the Issuer to be fixed at 6 and (iii) the Board of Directors of the Issuer to fill the newly created vacancy with Mr. Rakishev.

The foregoing description is qualified in its entirety by reference to the Subscription Agreement (including the Amendment), the Exchange and Stock Purchase Agreement, the Shareholder Rights Agreement and the Nomination Notice. A copy of the Subscription Agreement was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2012, and is hereby incorporated herein by reference. A copy of the Amendment was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2012, and is hereby incorporated herein by reference. A copy of the Exchange and Stock Purchase Agreement is attached hereto as Exhibit 99.4, and is hereby incorporated herein by reference. A copy of the Shareholder Rights Agreement is attached hereto as Exhibit 99.5, and is hereby incorporated herein by reference. A copy of the Nomination Notice is attached hereto as Exhibit 99.6, and is hereby incorporated herein by reference.

The Reporting Persons intend to act in accordance with the terms of the Shareholder Rights Agreement for as long as such agreement remains in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Shareholder Rights Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Shareholder Rights Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (i) Mark Global may be deemed to have beneficial ownership of 200,000,000 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 26.2% of the Common Stock, based on 761,531,533 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.

(ii) Mr. Rakishev may be deemed to have beneficial ownership of 213,333,334 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 28.0% of the Common Stock, based on 761,531,533 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which the Reporting Persons may be deemed a member.

As a result of certain of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with the Other Shareholder Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Other Shareholder Parties, based on available information, is 940,987,015, which represents approximately 93.3% of the shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer. The share ownership reported for the Reporting Persons herein does not include any shares of Common Stock beneficially owned by the Other Shareholder Parties.

(b) Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the 200,000,000 shares of Common Stock held by Mark Global. Mr. Rakishev may be deemed to have the sole power to vote or direct the vote and to dispose or direct the disposition of the 13,333,334 shares of Common Stock held by Mr. Rakishev.

(c) As described in Item 4 above, Mr. Rakishev acquired 13,333,334 shares of Common Stock from the Issuer on March 2, 2012 pursuant to the Subscription Agreement for an aggregate purchase price of $2,000,000.10, or $0.15 per share. Mark Global acquired 200,000,000 shares of Common Stock from TGR Capital on April 20, 2012 pursuant to the Exchange and Stock Purchase Agreement for an aggregate purchase price of $30,000,000, or $0.15 per share. Except as set forth above, no transactions in the shares of Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60 day period immediately preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The information set forth in Items 2 and 4 hereof is hereby incorporated herein by reference.

Except for the Subscription Agreement (including the Amendment), the Exchange and Stock Purchase Agreement, the Shareholder Rights Agreement, the other agreements, instruments, understandings or arrangements described in Item 4 above and the Joint Filing Agreement described in Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among the Reporting Persons or between each Reporting Person and any other person with respect to any securities of the Issuer. No securities are pledged or, except as set forth in Section 3.1(k) of the Shareholder Rights Agreement as described in Item 4 above, otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 30, 2012, between the Reporting Persons.

99.2	Subscription Agreement, dated February 23, 2012, by and between the Issuer and Mr. Rakishev (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2012).

99.3	First Amendment to Subscription Agreement, dated April 19, 2012, by and between the Issuer and Mr. Rakishev (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2012).

99.4	Exchange and Stock Purchase Agreement, dated February 24, 2012, by and among Mark Global, TGR Capital and Mr. Zoi.

99.5	Shareholder Rights Agreement, dated February 24, 2012, by and among Mark Global, Mr. Rakishev and the Other Shareholder Parties.

99.6	Nomination Notice, dated April 24, 2012, from Mark Global to the Other Shareholder Parties.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2012

MARK GLOBAL CORPORATION

By:	/s/ Kenges Rakishev
Kenges Rakishev, Authorized Signatory

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 30, 2012, between the Reporting Persons.

99.2	Subscription Agreement, dated February 23, 2012, by and between the Issuer and Mr. Rakishev (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2012).

99.3	First Amendment to Subscription Agreement, dated April 19, 2012, by and between the Issuer and Mr. Rakishev (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2012).

99.4	Exchange and Stock Purchase Agreement, dated February 24, 2012, by and among Mark Global, TGR Capital and Mr. Zoi.

99.5	Shareholder Rights Agreement, dated February 24, 2012, by and among Mark Global, Mr. Rakishev and the Other Shareholder Parties.

99.6	Nomination Notice, dated April 24, 2012, from Mark Global to the Other Shareholder Parties.

Schedule I

The name of each director of Mark Global Corporation is set forth below.

The business address of Nurlan Abduov is 280 Bayzakov Street, Almaty Towers Business Centre, South Tower, 9th Floor, 901 Office, Almaty, Republic of Kazakhstan. The business address of Josef Rickli is Althardstrasse 10, CH-8105 Regensdorf, Switzerland.

Nurlan Abduov is a citizen of the Republic of Kazakhstan. Josef Rickli is a citizen of Switzerland. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Nurlan Abduov	Independent member of the Board of Directors of Intergas Central Asia and KazMunaiGas Refining and Marketing.

Josef Rickli	Member of the Board of Directors of Mark Global Corporation